BRF S.A.

Publicly held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT OF RELATED PARTY TRANSACTION

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), in accordance with item XXXII of article 33 of CVM Resolution No. 80/2022, informs its shareholders and the market in general of the following related party transaction:

Related Party Names	BRF and Marfrig Global Foods S.A. ("Marfrig").
Relationship with the Company	Marfrig is BRF's controlling shareholder.
Date of the Transactions	From January 1, 2023 to December 31, 2023, from January 1, 2024 to August 31, 2024 and from September 3, 2024.
Object, Main Terms and Conditions of the Transactions

Based on executed purchase orders, BRF purchased meat products and raw materials from Marfrig:

(i)              in 2023, as indicated in item 11.2 of the Reference Form, R$472,903,261.14; and

(ii)             between January 1, 2024 and August 31, 2024, R$246,850,083.20.

Based on executed sales orders, BRF sold meat products and raw materials to Marfrig:

(i)              in 2023, as indicated in item 11.2 of the Reference Form, R$61,319,568.66; and

(ii)             between January 1, 2024 and August 31, 2024, R$46,316,498.56.

On September 3, 2024, BRF and Marfrig entered into a supply agreement through which BRF will purchase meat products and raw materials produced by Marfrig. The contract will last for 24 months, from the date of signature, and will be invoiced monthly by Marfrig, based on the volume of meat products and raw materials purchased by BRF. The expenditure forecast for the entire contract period is R$550,000,000.00.

Reasons why the Company's management deems the transactions to be equitable	The Company's management considers that the acquisition of meat products and raw materials produced by Marfrig is equitable and in the interest of BRF, since Marfrig has shown interest in and accepted the conditions to meet the Company’s demand. The Company also understands that the transactions carried out with Marfrig were equitable since they were carried out in accordance with market prices, adequate delivery times, quality and quantity that met BRF's needs.
Eventual involvement of the counterparty, its partners or administrators in the Company's decision process regarding the Transaction or negotiation of the Transaction as representatives of the Company, describing these involvements	There was no participation by Marfrig or its managers in BRF's decision-making process regarding the selection of Marfrig as a supplier of meat products and raw materials, nor did such persons participate in the negotiation of the transactions as representatives of BRF.

São Paulo, September 6, 2024.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer